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11022273

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 3 1 2011
Washington, DC
110

SEC FILE NUMBER
8- 17078

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING April 1, 2010 (MM/DD/YY) AND ENDING March 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avalon Investment & Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

404 Avalon Avenue, Suite 200
(No. and Street)

Muscle Shoals (City) AL (State) 35661 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Das A. Borden 256-381-7840
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marmann & Associates, P.C.
(Name – *if individual, state last, first, middle name*)

900 East Seconf Street (Address) Sheffield (City) AL (State) 35660 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Das A. Borden, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avalon Investment & Securities Group, Inc., as of March 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

My Commission Expires 9/10/2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AVALON INVESTMENT & SECURITIES GROUP, INC.

FINANCIAL STATEMENTS AND

SUPPLEMENTARY INFORMATION

MARCH 31, 2011

Marmann
& Associates
Certified Public Accountants

AVALON INVESTMENT & SECURITIES GROUP, INC.

TABLE OF CONTENTS
MARCH 31, 2011

Marmann & Associates

INDEPENDENT AUDITOR'S REPORT

Director and Stockholder
Avalon Investment & Securities Group, Inc.
Muscle Shoals, Alabama

We have audited the accompanying statement of financial condition of Avalon Investment & Securities Group, Inc. as of March 31, 2011, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of Avalon Investment & Securities Group, Inc. as of March 31, 2011, and the results of operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marmann & Associates, P.C.
Marmann & Associates, P.C.
May 10, 2011

Marmann & Associates, P.C.
Certified Public Accountants • Business Consultants
900 East Second Street • Post Office Box 567 • Sheffield, AL 35660
Phone (256) 381-1473 • Toll Free (800) 540-9141 • Fax (256) 381-1484
www.marmannmccrary.com • info@marmannmccrary.com
Registered: Public Company Accounting Oversight Board (PCAOB)
Member: American Institute of Certified Public Accountants (AICPA) • Center for Public Company Audit Firms
• AICPA Private Companies Practice Section • Alabama Society of Certified Public Accountants

AVALON INVESTMENT & SECURITIES GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2011

ASSETS		
Current Assets		
Cash and cash equivalents	$	15,450
Commissions receivable		60,637
Note receivable - Shareholder		15,821
Investments		7,269
Prepaid expenses		950
Total Current Assets		100,127
TOTAL ASSETS	$	100,127
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable		177
Commission payable		48,670
Total current liabilities		48,847
Total Liabilities		48,847
Stockholder's Equity		
Common stock, $10.00 par value per share, 400 shares authorized, 100 shares issued and outstanding		1,000
Additional paid-in captial		66,579
Accumulated deficit		(16,299)
Total Stockholder's Equity		51,280
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	100,127

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2011

REVENUE	
Commissions	$ 312,590
Total Revenue	312,590
Expenses	
Administration expenses	32,704
Audit and tax preparation	4,500
Bank charges	202
Commissions	209,320
Consulting	39,513
Contract Labor	136
Dues and ssessments	2,353
Internet	1,362
Licenses and permits	1,130
Miscellaneous expense	358
Other taxes	160
Postage, printing, delivery and reproduction	5,444
Rent	11,220
Repairs	252
Supplies	1,884
Telephone	7,915
Total Operating Expenses	318,453
Other (Income) Expense:	
Interest income	(16)
Administrative processing fees	(6,700)
Unrealized gain on securities	(933)
Total Other (Income) Expenses	(7,649)
Net income	1,786

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2011

	Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)
	Shares	Amount		
BALANCE - April 1, 2010	100	$ 1,000	$ 66,579	$ (18,085)
NET INCOME	-	-	-	1,786
BALANCE - March 31, 2011	100	$ 1,000	$ 66,579	$ (16,299)

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2011

Operating Activities	
Net income (loss)	$ 1,786
Items not requiring (providing) cash	
Unrealized gain on securities	(933)
Changes in	
Commission receivable	(10,077)
Prepaid expenses	327
Assessment fees payable	(4,987)
Commission payable	13,278
Accounts payable	(676)
Net cash provided by operating activities	(1,282)
Decrease in Cash	(1,282)
Cash, Beginning of Year	16,732
Cash, End of Year	$ 15,450

The accompanying notes are an integral part of these financial statements.

AVALON INVESTMENT & SECURITIES GROUP, INC.

NOTES TO FINANCIAL STATEMENTS
MARCH 31, 2011

NOTE 1 –ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Avalon Investment & Securities Group, Inc. is a corporation operating as a broker/dealer licensed to sell mutual funds and various insurance products (including variable annuities, variable universal life, etc.) and direct participation programs. The Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

Basis of Accounting

The Company's policy is to prepare its financial statements on the accrual basis of accounting.

Cash and Cash Equivalents

For the purpose of the statements of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Allowance for Doubtful Accounts

No allowance for uncollectible accounts has been provided since it is believed that the balance in accounts receivable is all collectible.

Revenue and Expense Recognition

Commission revenues and the related expenses are recognized at the settlement date although certain commissions are not received or paid until an extended period after the sale. The Company's policy has been to pay out up to 90% of commission revenue as commission expense. Commissions payable are recorded at an appropriate percentage of commission receivable in accordance with this policy.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2011 the Company had net capital of $21,379, which was $16,379 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 229%.

NOTE 3 – LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

There were no liabilities subordinated to claims of creditors as of March 31, 2011 or during the year then ended.

NOTE 4 – INCOME TAXES

As of March 31, 2011 the Company has an unused net operating loss carry-forward of approximately $11,893 that is available to offset future taxable income. This unused net operating loss carry-forward balance expires through 2029 and 2030.

The tax years 2007, 2008, and 2009 remain subject to examination by taxing authorities.

Significant components of the Company's deferred tax assets as of March 31, 2011 are as follows:

	2010
Deferred tax assets:	
Net operating loss carryforwards	$ 4,044
Unrealized gain on investments	(317)
	3,727
Valuation allowance for deferred tax assets	(3,727)
Deferred tax assets	$ -

Due to uncertainties related to the extent and timing of our future taxable income, the Company has established a total valuation allowance against deferred tax assets.

NOTE 5 – RELATED PARTY TRANSACTIONS

Certain general and administrative services are being performed at no charge or on a shared cost arrangement by a company related through common ownership. These services include secretarial, accounting, communication and other general office costs.

The Company has a Note receivable from its shareholder at March 31, 2011 of $15,821. This note is noninterest bearing and due on demand.

NOTE 6 – INVESTMENTS

The Company's securities investments are bought and held principally for the purpose of selling them in the near term. They are classified as trading securities and are recorded at fair value on the balance sheet. The change in fair value during the period is included in earnings as other income or loss.

NOTE 7 – LIABILITY INSURANCE

The Company remains self-insured. As a result, any judgment against the Company from litigation arising subsequent to date of occurrence could adversely affect the Company's results of operations.

SUPPLEMENTARY INFORMATION

AVALON INVESTMENT & SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2011

NET CAPITAL		
Total Stockholder's Equity		$ 51,280
Deduct Stockholder's Equity Not Allowable for Net Capital		-
Total Stockholder's Equity Qualified for Net Capital		51,280
Add:		
A. Allowable Subordinated Liabilities		-
B. Other Deductions or Credits		-
Total Capital and Allowable Subordinated Liabilities		51,280
Deductions and/or Charges:		
A. Non-Allowable Assets		
Shareholder Receivable	15,821	
Commission Receivable	11,967	
Investments	-	
Prepaid Expenses	950	(28,738)
B. Secured Demand Note Deficiency		-
C. Capital Charges for Spot and Commodity Futures		-
D. Other Deductions and/or Charges		-
Net Capital befor Haircuts on Securities Positions		22,542
Haircuts on Securities:		
A. Contractual Commitments		-
B. Subordinated Debt		-
C. Trading and Investment Securities:		
1. Exempted Securities	-	
2. Debt Securities	-	
3. Options	-	
4. Other Securities	(1,163)	(1,163)
D. Undue Concentration		-
E. Other		-
NET CAPITAL		$ 21,379

AVALON INVESTMENT & SECURITIES GROUP, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of March 31, 2011

AGGREGATE INDEBTEDNESS	$ 48,847
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum Net Capital Required	$ 5,000
EXCESS NET CAPITAL	$ 16,379
EXCESS NET CAPITAL AT 1000%	$ 11,494
PERCENT OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	229%

AVALON INVESTMENT & SECURITIES GROUP, INC.
EXEMPTIVE PROVISION UNDER RULE 15c3-3
As of March 31, 2011

An exemption from Rule 15c3-3 is claimed by the Company. The exemption is based on subsection (k)(1). Section (k)(1) states:

> (k)(1) The provisions of this section shall not be applicable to a broker or a dealer:
>
> (i) whose dealer transactions (as principal for his own account) are limited to the purchase, sale, and redemption of mutual funds, and/or variable annuities only.

If this statement is true, the broker-dealer is exempt from Rule 15c3-3.

The Company is in compliance with the above exemptive provision of Rule 15c3-3 at March 31, 2011. Nothing came to the attention of our auditors to indicate such conditions had not been materially complied with for the fiscal year ended March 31, 2011.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

Director and Stockholder
Avalon Investment & Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Avalon Investment & Securities Group, Inc. (the Company) for the year ended March 31, 2011, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by rule 17a-3
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of internal control structure to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Marmann & Associates, P.C.
Certified Public Accountants • Business Consultants
900 East Second Street • Post Office Box 567 • Sheffield, AL 35660
Phone (256) 381-1473 • Toll Free (800) 540-9141 • Fax (256) 381-1484
www.marmannmccrary.com • info@marmannmccrary.com
Registered: Public Company Accounting Oversight Board (PCAOB)
Member: American Institute of Certified Public Accountants (AICPA) • Center for Public Company Audit Firms
• AICPA Private Companies Practice Section • Alabama Society of Certified Public Accountants

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Marmann & Associates, P.C.

Marmann & Associates, P.C.
Sheffield, Alabama
May 10, 2011